UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                          No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In December 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated December 10, 2010: Sanofi-aventis announces Wayne Pisano’s retirement and appoints Olivier Charmeil Senior Vice President Vaccines

Exhibit 99.2	Press release dated December 13, 2010: Sanofi-aventis Extends Tender Offer for all Outstanding Shares of Genzyme

Exhibit 99.3	Press release dated December 14, 2010: Sanofi-aventis appoints Dr. Elias Zerhouni, President, Global Research & Development

Exhibit 99.4	Press release dated December 15, 2010: Composition of the Board of Directors of sanofi-aventis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 16, 2010	SANOFI-AVENTIS

	By	/s/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated December 10, 2010: Sanofi-aventis announces Wayne Pisano’s retirement and appoints Olivier Charmeil Senior Vice President Vaccines

Exhibit 99.2	Press release dated December 13, 2010: Sanofi-aventis Extends Tender Offer for all Outstanding Shares of Genzyme

Exhibit 99.3	Press release dated December 14, 2010: Sanofi-aventis appoints Dr. Elias Zerhouni, President, Global Research & Development

Exhibit 99.4	Press release dated December 15, 2010: Composition of the Board of Directors of sanofi-aventis

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